                                                           EXHIBIT  16

September 26, 1996

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Dear Sirs:

At the September 24, 1996 Board of Directors meeting of Calumet Bancorp, Inc., the Board of Directors decided to terminate the service of Ernst
& Young as the Company's independent accountants. The Board acknowledges the cordial and businesslike relationship they had with Ernst & Young over the past years.

As required by the Securities and Exchange Commission ("SEC"), we are requesting that you review the enclosed Form 8-K and furnish us with a letter addressed to the SEC stating whether you agree with our statements in Item 4 of the Form 8-K and, if not, state the respects in which you do not agree.

Sincerely,

CALUMET BANCORP, INC.



-----------------------------------
Mr. Thaddeus Walczak
Chairman of the Board



Enclosure